Exhibit 99.1

Teva Reports First Quarter 2016 Results

JERUSALEM--(BUSINESS WIRE)--May 9, 2016--Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) today reported results for the quarter ended March 31, 2016.

Q1 2016
Revenues	$4.81 billion
Cash flow from Operations	$1.38 billion
Non-GAAP EPS	$1.20
GAAP EPS	$0.62

  Non-GAAP EPS adjusted to exclude December 2015 equity offerings was $1.36, in line with results in the first quarter of 2015.
  Exchange rate fluctuations reduced revenues by $107 million and non-GAAP operating profit by $30 million.
  Second quarter 2016 revenues are expected to be $4.7-$4.9 billion; non-GAAP EPS expected to be $1.16-$1.20; non-GAAP EPS, adjusted to exclude the impact of the December 2015 equity offerings, is expected to be $1.32-$1.36.
  Our guidance for the second quarter of 2016 does not include any Actavis Generics revenues or profit. We expect to close the Actavis Generics acquisition in June 2016.

“We start 2016 with solid performance across the business, strong financial results and the achievement of several key milestones. Generics remains a core contributor to our performance despite no major launches in the U.S. this quarter as we had in the first quarter 2015 with continuous operational and financial improvement across the business. We finalized our acquisition of Rimsa and completed the business venture in Japan with Takeda. We continue to make important progress in our specialty business where we see great promise,” stated Erez Vigodman, President & CEO of Teva. “Looking forward, we have several upcoming approvals and key clinical milestones in our pipeline and of course the much anticipated close of Actavis Generics. We are excited to be in the final stages of completing the acquisition of Actavis Generics, which will enable us to further realize the enormous potential in the growing global generics universe and deliver the benefits of this transaction to our stockholders, customers, patients and healthcare systems around the world.”

First Quarter 2016 Results

Revenues in the first quarter of 2016 amounted to $4.8 billion, down 3% compared to the first quarter of 2015. Excluding the impact of foreign exchange fluctuations, revenues were down 1%.

Exchange rate differences (net of profits from certain hedging transactions) between the first quarter of 2016 and the first quarter of 2015 decreased revenues by $107 million, and both non-GAAP and GAAP operating income by $30 million.

Non-GAAP gross profit was $3.0 billion in the first quarter of 2016, down 2% from the first quarter of 2015. Non-GAAP gross profit margin was 62.7% in the first quarter of 2016, compared to 61.5% in the first quarter of 2015. GAAP gross profit was $2.8 billion in the first quarter of 2016, down 2% compared to the first quarter of 2015. GAAP gross profit margin was 58.0% in the quarter, compared to 56.9% in the first quarter of 2015.

Research and Development (R&D) expenses (excluding equity compensation expenses and purchase of in-process R&D) in the first quarter of 2016 amounted to $375 million, compared to $328 million in the first quarter of 2015. R&D expenses were 7.8% of revenues in the quarter, compared to 6.6% in the first quarter of 2015. R&D expenses related to our generic medicines segment increased 23% to $136 million, compared to $111 million in the first quarter of 2015. The increase is mainly due to increased development of complex generic products such as sterile and respiratory medicines. R&D expenses related to our specialty medicines segment increased 7% to $229 million, compared to $215 million in the first quarter of 2015, mainly due to increased development costs related to assets acquired through the Labrys and Auspex transactions.

Selling and Marketing (S&M) expenses (excluding amortization of purchased intangible assets and equity compensation expenses) amounted to $821 million, or 17.1% of revenues, in the first quarter of 2016, compared to $908 million, or 18.2% of revenues, in the first quarter of 2015. S&M expenses related to our generic medicines segment decreased 25% to $279 million, compared to $374 million in the first quarter of 2015. The decrease was mainly due to reduced royalties related to our sales of budesonide (Pulmicort®) in the United States. S&M expenses related to our specialty medicines segment decreased 6% to $457 million, compared to $486 million in the first quarter of 2015.

General and Administrative (G&A) expenses (excluding equity compensation expenses) amounted to $294 million in the first quarter of 2016, or 6.1% of revenues, compared to $293 million and 5.9% in the first quarter of 2015.

Quarterly non-GAAP operating income was $1.5 billion, similar to the first quarter of 2015. Quarterly GAAP operating income was $1.2 billion in the first quarter of 2016, an increase of 56% compared to $0.7 billion in the first quarter of 2015.

We calculate EBITDA as non-GAAP operating income (which excludes amortization and certain other items) plus depreciation expenses for the period. In the first quarter of 2016, depreciation amounted to $108 million, compared to $113 million in the first quarter of 2015. EBITDA for the first quarter of 2016 amounted to $1.6 billion, down 1% compared to the first quarter of 2015.

Non-GAAP financial expenses amounted to $52 million in the first quarter of 2016, compared to $49 million in the first quarter of 2015. GAAP financial expenses for the first quarter of 2016 amounted to $298 million, compared to $192 million in the first quarter of 2015. The higher expenses, on a GAAP basis, were mainly the result of a $246 million impairment of net monetary assets following the devaluation in Venezuela.

The provision for non-GAAP income taxes for the first quarter of 2016 amounted to $302 million on pre-tax non-GAAP income of $1.5 billion, for a quarterly tax rate of 21%. The provision for non-GAAP income taxes in the first quarter of 2015 was $312 million on pre-tax non-GAAP income of $1.5 billion, for a quarterly tax rate of 21%. GAAP income tax expenses for the first quarter of 2016 amounted to $228 million or 26%, on pre-tax income of $867 million. In the first quarter of 2015, the provision for income taxes amounted to $104 million or 19%, on pre-tax income of $557 million. While the tax rate may fluctuate quarterly, we expect our annual tax rate for 2016 to be similar to that for 2015.

Non-GAAP net income attributable to ordinary shareholders and non-GAAP diluted EPS were $1.2 billion and $1.20, respectively, in the first quarter of 2016, compared to $1.2 billion and $1.36 in the first quarter of 2015. Non-GAAP EPS adjusted to exclude the December 2015 equity offerings was $1.36. GAAP net income attributable to ordinary shareholders and GAAP diluted EPS were $570 million and $0.62, respectively, in the first quarter of 2016, compared to $446 million and $0.52, respectively, in the first quarter of 2015.

Non-GAAP information: Net non-GAAP adjustments in the first quarter of 2016 amounted to $536 million. Non-GAAP net income and non-GAAP EPS for the quarter were adjusted to exclude the following items:

  Financial expenses of $246 million related to the impairment of our net monetary assets in Venezuela following a change in exchange rates;
  Amortization of purchased intangible assets totaling $189 million, of which $178 million is included in cost of goods sold and the remaining $11 million in selling and marketing expenses;
  Acquisition and related expenses of $101 million;
  Equity compensation of $24 million;
  Restructuring expenses of $19 million;
  Impairment of long-lived assets of $13 million;
  Other non-GAAP items of $43 million;
  Income from legal settlements and loss contingencies of $25 million; and
  Corresponding tax benefit of $74 million.

Teva believes that excluding such items facilitates investors' understanding of its business and financial results. See the attached tables for a reconciliation of the U.S. GAAP results to the adjusted non-GAAP figures.

Cash flow from operations generated during the first quarter of 2016 amounted to $1.4 billion, as in the first quarter of 2015. Free cash flow, excluding net capital expenditures, amounted to $1.2 billion, similar to the first quarter of 2015.

Cash and investments at March 31, 2016 decreased to $7.2 billion, compared to $8.4 billion at December 31, 2015, mainly due to the funding of the Rimsa acquisition.

For the first quarter of 2016, the weighted average outstanding shares for the fully diluted earnings per share calculation were 979 million on a non-GAAP basis and 920 million on a GAAP basis. The average weighted diluted shares outstanding used for the fully diluted share calculation for the first quarter of 2015 were 859 million shares, on both a non-GAAP and GAAP basis. The increase in the number of shares resulted from our December 2015 equity offerings, with the number of shares on a non-GAAP basis including the potential dilution resulting from our recently issued mandatory convertible preferred shares, which had a dilutive effect on our non-GAAP earnings per share.

Excluding the impact of the December 2015 equity offerings to finance the Actavis Generics acquisition, the weighted average outstanding shares for the fully diluted earnings per share calculation on a non-GAAP basis for the first quarter of 2016 was 861 million shares.

As of March 31, 2016, the fully diluted share count for calculating Teva's market capitalization was approximately 1,003 million shares.

Total shareholders’ equity was $30.6 billion at March 31, 2016, compared to $29.9 billion at December 31, 2015.

Segment Results for the First Quarter 2016

Generic Medicines Segment

	Three Months Ended March 31,
	2016			2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$	2,170	100.0%	$	2,621	100.0%
Gross profit		999	46.0%		1,284	49.0%
R&D expenses		136	6.3%		111	4.2%
S&M expenses		279	12.8%		374	14.3%
Segment profit*	$	584	26.9%	$	799	30.5%
____________________
* Segment profit consists of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Generic Medicines Revenues

Generic medicines revenues in the first quarter of 2016 amounted to $2.2 billion, a decrease of 17% compared to the first quarter of 2015. In local currency terms, revenues decreased 15%.

Generic revenues consisted of:

  U.S. revenues of $976 million, a decrease of 32% or of $463 million, compared to the first quarter of 2015. The decrease resulted mainly from a decline in sales of $427 million due to the loss of exclusivity on esomeprazole (Nexium®) and budesonide (Pulmicort®).
  European revenues of $671 million, a decrease of 1%, but up 1% in local currency terms, compared to the first quarter of 2015. This resulted mainly from our strategy of pursuing profitable and sustainable business in the region, along with higher API sales to third parties.
  ROW revenues of $523 million, an increase of 4%, or 13% in local currency terms, compared to the first quarter of 2015. The increase in local currency terms was mainly due to higher revenues in Venezuela and Canada, which were partially offset by lower revenues in Japan and Russia.
  API sales to third parties of $197 million (which is included in the market revenues above), an increase of 25% compared to the first quarter of 2015, with higher revenues in both Europe and the United States.

Generic medicines revenues comprised 45% of our total revenues in the quarter, compared to 52% in the first quarter of 2015.

Generic Medicines Gross Profit

Gross profit from our generic medicines segment in the first quarter of 2016 amounted to $1.0 billion, a decrease of 22% compared to the first quarter of 2015. The lower gross profit was mainly a result of the lower sales of esomeprazole (Nexium®) and budesonide (Pulmicort®) in the United States, which are both high gross profit products. This decrease was partially offset by higher gross profit of our ROW markets and API business. Gross profit margin for our generic medicines segment in the first quarter of 2016 decreased to 46.0%, from 49.0% in the first quarter of 2015.

Generic Medicines Profit

Our generic medicines segment generated profit of $584 million in the first quarter of 2016, a decrease of 27% compared to the first quarter of 2015. Generic medicines profitability as a percentage of generic medicines revenues was 26.9% in the first quarter of 2016, down from 30.5% in the first quarter of 2015. The decrease was primarily due to the lower gross profit of the segment, which was partially offset by lower S&M expenses.

Specialty Medicines Segment

	Three Months Ended March 31,
	2016			2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$	2,152	100.0%	$	1,956	100.0%
Gross profit		1,871	86.9%		1,678	85.8%
R&D expenses		229	10.6%		215	11.0%
S&M expenses		457	21.2%		486	24.9%
Segment profit*	$	1,185	55.1%	$	977	49.9%
____________________
* Segment profit is comprised of gross profit for the segment, less R&D and S&M expenses related to the segment. Segment profit does not include G&A expenses, amortization and certain other items.

Specialty Medicines Revenues

Specialty medicines revenues in the first quarter of 2016 amounted to $2.2 billion, an increase of 10% compared to the first quarter of 2015. In local currency terms, revenues increased 11%. U.S. specialty medicines revenues amounted to $1.7 billion, up 13% compared to the first quarter of 2015. European specialty medicines revenues amounted to $394 million, a decrease of 3%, but flat in local currency terms, compared to the first quarter of 2015. ROW specialty revenues amounted to $81 million, up 13%, or 27% in local currency terms, compared to the first quarter of 2015.

Specialty medicines revenues comprised 45% of our total revenues in the quarter, compared to 40% in the first quarter of 2015.

The increase in specialty medicines revenues compared to the first quarter of 2015 was primarily due to higher sales of our CNS and respiratory products.

The following table presents revenues by therapeutic area and key products for our specialty medicines segment for the three months ended March 31, 2016 and 2015:

	Three Months Ended March 31,				Percentage Change
	2016		2015		2016 - 2015
	U.S. $ in millions
CNS	$	1,323	$	1,220	8%
Copaxone®		1,006		924	9%
Azilect®		113		107	6%
Nuvigil®		103		85	21%
Respiratory		366		265	38%
ProAir®		173		124	40%
QVAR®		134		98	37%
Oncology		268		264	2%
Treanda® and Bendeka™		155		157	(1%)
Women's Health		110		129	(15%)
Other Specialty		85		78	9%
Total Specialty Medicines	$	2,152	$	1,956	10%

Global revenues of Copaxone® (20 mg/mL and 40 mg/mL), the leading multiple sclerosis therapy in the U.S. and globally, amounted to $1.0 billion, an increase of 9% compared to the first quarter of 2015.

Copaxone® revenues in the United States amounted to $821 million, an increase of 12% compared to the first quarter of 2015. The increase was mainly due to higher net pricing, including a price increase of 7.9% in January 2016. At the end of the first quarter of 2016, according to March 2016 IMS data, our U.S. market shares for the Copaxone® products in terms of new and total prescriptions were 28.1% and 29.8%, respectively. Copaxone® 40 mg/mL accounted for over 81% of total Copaxone® prescriptions in the U.S.

Copaxone® revenues outside the United States amounted to $185 million, a decrease of 4%, but an increase of 2% in local currency terms, compared to the first quarter of 2015.

Our global Azilect® revenues amounted to $113 million, an increase of 6% compared to the first quarter of 2015. In local currency terms, revenues increased 7%. Global in-market sales decreased 13%.

Revenues of our respiratory products amounted to $366 million, up 38% compared to the first quarter of 2015. ProAir® revenues in the quarter increased 40% to $173 million, compared to the first quarter of 2015, due to volume growth and positive price effects. QVAR® global revenues increased 37% to $134 million in the first quarter of 2016, compared to the first quarter of 2015, mainly due to positive price effects.

Revenues of our oncology products amounted to $268 million in the first quarter of 2016, up 2% from the first quarter of 2015. Revenues of Treanda® and Bendeka™ amounted to $155 million, down 1% compared to the first quarter of 2015.

Specialty Medicines Gross Profit

Gross profit from our specialty medicines segment amounted to $1.9 billion, an increase of $193 million compared to the first quarter of 2015. Gross profit margin for our specialty medicines segment in the first quarter of 2016 was 86.9%, compared to 85.8% in the first quarter of 2015.

Specialty Medicines Profit

Our specialty medicines segment profit amounted to $1.2 billion in the first quarter of 2016, up 21% compared to the first quarter of 2015, mainly due to higher gross profit and lower S&M expenses.

Specialty medicines profit as a percentage of segment revenues was 55.1% in the first quarter of 2016, up from 49.9% in the first quarter of 2015.

The following tables present details of our multiple sclerosis franchise and of our other specialty medicines for the three months ended March 31, 2016 and 2015:

	Multiple Sclerosis
	Three months ended March 31,
	2016			2015
	U.S.$ in millions / % of MS Revenues

Revenues	$	1,006	100.0%	$	924	100.0%
Gross profit		919	91.4%		819	88.6%
R&D expenses		25	2.5%		27	2.9%
S&M expenses		89	8.9%		135	14.6%
MS profit	$	805	80.0%	$	657	71.1%

	Other Specialty
	Three months ended March 31,
	2016			2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$	1,146	100.0%	$	1,032	100.0%
Gross profit		952	83.1%		859	83.2%
R&D expenses		204	17.8%		188	18.2%
S&M expenses		368	32.1%		351	34.0%
Other Specialty profit	$	380	33.2%	$	320	31.0%

Other Activities

Our OTC revenues related to PGT amounted to $288 million, an increase of 35% compared to $213 million in the first quarter of 2015. In local currency terms, revenues increased 47%, mainly due to inflation and higher volumes in Venezuela. PGT’s in-market sales amounted to $411 million in the first quarter of 2016, an increase of $37 million compared to the first quarter of 2015.

Other revenues amounted to $200 million in the first quarter of 2016, mostly from the distribution of third-party products in Israel and Hungary, compared to revenues of $192 million in the first quarter of 2015.

Financial Outlook

Pending the closing of the Actavis Generics acquisition, we are providing revenue and non-GAAP EPS guidance for the second quarter 2016. This includes the results of the Rimsa acquisition and the Teva-Takeda business venture, but not of the Actavis Generics acquisition. Additional guidance will be provided after closing the Actavis Generics acquisition.

We continue to work toward satisfying all conditions for the closing and, based on our estimate of the timing to obtain clearance from the U.S. Federal Trade Commission, we currently expect to close in June 2016.

  We expect revenues for the second quarter of 2016 to be $4.7-$4.9 billion.
  Non-GAAP EPS for the second quarter of 2016 is expected to be $1.16-$1.20. Excluding the impact of the December 2015 equity offerings, non-GAAP EPS is expected to be $1.32-$1.36.
  Cash flow from operating activities for the second quarter of 2016 is expected to be $1.2-$1.3 billion.

These estimates reflect management`s current expectations for Teva's performance in 2016. Actual results may vary, whether as a result of exchange rate differences, market conditions or other factors. In addition, the non-GAAP figures exclude the amortization of purchased intangible assets, costs related to certain regulatory actions, inventory step-up, legal settlements and reserves, impairments and related tax effects.

The non-GAAP data presented by Teva are the results used by Teva's management and board of directors to evaluate the operational performance of the company, to compare against the company's work plans and budgets, and ultimately to evaluate the performance of management. Teva provides such non-GAAP data to investors as supplemental data and not in substitution or replacement for GAAP results, because management believes such data provides useful information to investors.

Dividend

On May 5, 2016, the Board of Directors declared a cash dividend of $0.34 per ordinary share for the first quarter of 2016. For holders of our ordinary shares that are traded on the Tel Aviv Stock Exchange, the dividend will be converted into new Israeli shekels based on the official exchange rate as of May 9, 2016.

The record date will be May 24, 2016, and the payment date will be June 7, 2016. Tax will be withheld at a rate of 15%.

On March 15, 2016, we paid a dividend of $71 million (including withholding taxes) to the holders of record of our mandatory convertible preferred shares as of March 1, 2016.

Conference Call

Teva will host a conference call and live webcast along with a slide presentation on Monday, May 9, 2016, at 8 a.m. ET to discuss its first quarter 2016 results and overall business environment. A question & answer session will follow.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States 1-866-254-0808; Canada 1-866-607-2172; or International +44(0) 1452-541003; passcode: 88267484. For a list of other international toll-free numbers, click, click here.

A live webcast of the call will also be available on Teva's website at: www.ir.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until June 10, 2016, 10:00 a.m. ET by calling United States 1-866-247-4222; Canada 1-866-878-9237 or International +44(0) 1452-550000; passcode: 88267484.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva's net revenues in 2015 amounted to $19.7 billion. For more information, visit www.tevapharm.com.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This press release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our specialty products, especially Copaxone® (including competition from orally-administered alternatives, as well as from generic equivalents) and our ability to continue to migrate users to our 40 mg/mL version and maintain patients on that version; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions (such as our pending acquisition of Actavis Generics and the integration of Rimsa); the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the R&D efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our filings with the U.S. Securities and Exchange Commission (the "SEC").

Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statements or other information contained herein, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2015. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

	Consolidated Statements of Income
	(Unaudited, U.S. dollars in millions, except share and per share data)

		Three months ended
		March 31,
		2016	2015
Net revenues		4,810	4,982
Cost of sales		2,019	2,146
Gross profit		2,791	2,836
Research and development expenses		389	332
Selling and marketing expenses		839	922
General and administrative expenses		304	307
Impairments, restructuring and others		119	299
Legal settlements and loss contingencies		(25)	227
Operating income		1,165	749
Financial expenses – net		298	192
Income before income taxes		867	557
Income taxes		228	104
Share in losses of associated companies – net		6	9
Net income		633	444
Net loss attributable to non-controlling interests		(3)	(2)
Net income attributable to Teva		636	446
Dividends on preferred shares		66	-
Net income attributable to ordinary shareholders		570	446

Earnings per share attributable to ordinary shareholders:	Basic ($)	0.62	0.52
	Diluted ($)	0.62	0.52
Weighted average number of shares (in millions):	Basic	913	851
	Diluted	920	859

Non-GAAP net income attributable to ordinary shareholders:*		1,106	1,165

Non-GAAP earnings per share attributable to ordinary shareholders:*	Basic ($)	1.21	1.37
	Diluted ($)**	1.20	1.36

Weighted average number of shares (in millions):	Basic	913	851
	Diluted	979	859

Non-GAAP earnings per share adjusted to exclude Dec 15 equity offerings	Diluted ($)	1.36	1.36

Weighted average number of shares adjusted to exclude Dec 15 equity offerings (in millions)	Diluted	861	859

* See reconciliation attached.
**Dividends on the mandatory convertible preferred shares of $66 million for the three months ended March 31, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share.

Condensed Consolidated Balance Sheets
(U.S. dollars in millions)
(Unaudited)

	March 31,	December 31,
	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	5,964	6,946
Accounts receivable	5,188	5,350
Inventories	3,963	3,966
Deferred income taxes	805	735
Other current assets	1,074	1,401
Total current assets	16,994	18,398
Other non-current assets	2,661	2,591
Property, plant and equipment, net	6,632	6,544
Identifiable intangible assets, net	8,566	7,675
Goodwill	20,273	19,025
Total assets	55,126	54,233

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	1,581	1,585
Sales reserves and allowances	6,443	6,601
Accounts payable and accruals	3,528	3,594
Other current liabilities	1,353	1,225
Total current liabilities	12,905	13,005

Long-term liabilities:
Deferred income taxes	1,698	1,748
Other taxes and long-term liabilities	1,313	1,195
Senior notes and loans	8,619	8,358
Total long-term liabilities	11,630	11,301
Equity:
Teva shareholders’ equity	30,435	29,769
Non-controlling interests	156	158
Total equity	30,591	29,927
Total liabilities and equity	55,126	54,233

Condensed Consolidated Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2016	2015
Operating activities:
Net income	633	444
Net change in operating assets and liabilities	189	557
Items not involving cash flow	554	353

Net cash provided by operating activities	1,376	1,354

Net cash used in investing activities	(2,417)	(219)

Net cash provided by financing activities	267	93

Translation adjustment on cash and cash equivalents	(208)	(58)

Net change in cash and cash equivalents	(982)	1,170

Balance of cash and cash equivalents at beginning of period	6,946	2,226

Balance of cash and cash equivalents at end of period	5,964	3,396

Non GAAP reconciliation items
(Unaudited, U.S. Dollars in millions)

	Three months ended
	March 31,
	2016	2015
Financial expense	246	143
Amortization of purchased intangible assets	189	220
Acquisition and related expenses	101	245
Equity compensation	24	27
Restructuring expenses	19	3
Impairment of long-lived assets	13	65
Other non-GAAP items	43	(3)
Legal settlements and loss contingencies	(25)	227
Corresponding tax benefit	(74)	(208)

Reconciliation between net income attributable to ordinary shareholders and earnings per share as reported under US GAAP to non-GAAP net income attributable to ordinary shareholders and earnings per share

		Three months ended March 31, 2016					Three months ended March 31, 2015
		U.S. dollars and shares in millions (except per share amounts)

				Dividends on
			Non-GAAP	Preferred		% of Net		Non-GAAP		% of Net
		GAAP	Adjustments	Shares	Non-GAAP	Revenues	GAAP	Adjustments	Non-GAAP	Revenues

	Gross profit (1)	2,791	225	-	3,016	63%	2,836	226	3,062	61%
	Operating income (1)(2)	1,165	361	-	1,526	32%	749	784	1,533	31%
	Net income attributable to ordinary shareholders (1)(2)(3)(4)	570	536	66	1,172	24%	446	719	1,165	23%
	Earnings per share attributable to ordinary shareholders - diluted (5)	0.62	0.58	-	1.20		0.52	0.84	1.36

(1)	Amortization of purchased intangible assets		178					212
	Equity compensation		3					3
	Other COGS related adjustments		44					11
	Gross profit adjustments		225					226

(2)	Legal settlements and loss contingencies		(25)					227
	Acquisition and related expenses		98					245
	Equity compensation		21					24
	Restructuring expenses		19					3
	Impairment of long-lived assets		13					65
	Amortization of purchased intangible assets		11					8
	Other operating related adjustments		(1)					(14)
			136					558
			-					-
	Operating income adjustments		361					784
			246					143
(3)	Financial expense		246					143
	Tax effect		(74)					(208)
	Impairment of equity investment—net		3					-
			-					-
	Net income adjustments		536					719

(4)	Dividends on the mandatory convertible preferred shares of $66 million for the three months ended March 31, 2016 are added back to non-GAAP net income attributable to ordinary shareholders, since such preferred shares had a dilutive effect on non-GAAP earnings per share, as described in the following footnote.

(5)	The non-GAAP weighted average number of shares was 979 and 859 million for the three months ended March 31, 2016 and 2015, respectively. The non-GAAP weighted average number of shares for the three months ended March 31, 2016 takes into account the potential dilution of the mandatory convertible preferred shares (amounting to 59 million weighted average shares), which had a dilutive effect on non-GAAP earnings per share. Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-4 above by the applicable weighted average share number.

Segment Information

	Generics
	Three months ended March 31,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,170	100%	$2,621	100.0%	(17%)
Gross Profit	999	46.0%	1,284	49.0%	(22%)
R&D Expenses	136	6.3%	111	4.2%	23%
S&M Expenses	279	12.8%	374	14.3%	(25%)
Segment Profit*	$584	26.9%	$799	30.5%	(27%)

	Specialty
	Three months ended March 31,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Segment Revenues

Revenues	$2,152	100%	$1,956	100.0%	10%
Gross Profit	1,871	86.9%	1,678	85.8%	12%
R&D Expenses	229	10.6%	215	11.0%	7%
S&M Expenses	457	21.2%	486	24.9%	(6%)
Segment Profit*	$1,185	55.1%	$977	49.9%	21%

* Segment profit consists of gross profit, less S&M and R&D expenses related to the segment. Segment profitability does not include G&A expenses, amortization and certain other items.

Additional information

	Multiple Sclerosis
	Three months ended March 31,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of MS Revenues

Revenues	$1,006	100.0%	$924	100.0%	9%
Gross profit	919	91.4%	819	88.6%	12%
R&D expenses	25	2.5%	27	2.9%	(7%)
S&M expenses	89	8.9%	135	14.6%	(34%)
MS profit	$805	80.0%	$657	71.1%	23%

	Other Specialty
	Three months ended March 31,				Percentage Change
	2016		2015		2016 - 2015
	U.S.$ in millions / % of Other Specialty Revenues

Revenues	$1,146	100.0%	$1,032	100.0%	11%
Gross profit	952	83.1%	859	83.2%	11%
R&D expenses	204	17.8%	188	18.2%	9%
S&M expenses	368	32.1%	351	34.0%	5%
Other Specialty profit	$380	33.2%	$320	31.0%	19%

Reconciliation of our segment profit
to Teva's consolidated income before income taxes

	Three months ended March 31,
	2016	2015
	U.S.$ in millions

Generic medicines profit	$584	$799
Specialty medicines profit	1,185	977
Total segment profit	1,769	1,776
Profit of other activities	51	50
Total profit	1,820	1,826
Amounts not allocated to segments:
Amortization	189	220
General and administrative expenses	304	307
Impairments, restructuring and others	119	299
Legal settlements and loss contingencies	(25)	227
Other unallocated amounts	68	24

Consolidated operating income	1,165	749
Financial expenses - net	298	192
Consolidated income before income taxes	$867	$557

Revenues by Activity and Geographical Area
(Unaudited)

	Three Months Ended March 31,		Percentage Change	Percentage Change
	2016	2015	2016 - 2015	2016 - 2015
	U.S. $ in millions			in local currencies
Generic Medicines
United States	$976	$1,439	(32%)	(32%)
Europe*	671	680	(1%)	1%
Rest of the World.	523	502	4%	13%
Total Generic Medicines	2,170	2,621	(17%)	(15%)
Specialty Medicines
United States	1,677	1,479	13%	13%
Europe*	394	405	(3%)	§
Rest of the World.	81	72	13%	27%
Total Specialty Medicines	2,152	1,956	10%	11%
Other Revenues
United States	4	3	33%	33%
Europe*	170	182	(7%)	(4%)
Rest of the World.	314	220	43%	52%
Total Other Revenues	488	405	20%	27%
Total Revenues	$4,810	$4,982	(3%)	(1%)

* All members of the European Union, Switzerland, Norway, Albania and the countries of former Yugoslavia.
§ Less than 0.5%.

Revenues by Product line
(Unaudited)

	Three Months Ended March 31,		Percentage Change
	2016	2015	2016 - 2015
	U.S. $ in millions

Generic Medicines	$2,170	$2,621	(17%)
API	197	157	25%
Specialty Medicines	2,152	1,956	10%
CNS	1,323	1,220	8%
Copaxone®	1,006	924	9%
Azilect®	113	107	6%
Nuvigil®	103	85	21%
Respiratory	366	265	38%
ProAir®	173	124	40%
QVAR®	134	98	37%
Oncology	268	264	2%
Treanda® and Bendeka™	155	157	(1%)
Women's Health	110	129	(15%)
Other Specialty	85	78	9%
All Others	488	405	20%
OTC	288	213	35%
Other Revenues	200	192	4%
Total	$4,810	$4,982	(3%)

CONTACT:
Teva Pharmaceutical Industries Ltd.
IR:
United States
Kevin C. Mannix, 215-591-8912
Ran Meir, 215-591-3033
or
Israel
Tomer Amitai, 972 (3) 926-7656
or
PR:
Israel
Iris Beck Codner, 972 (3) 926-7246
or
United States
Denise Bradley, 215-591-8974